NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Albertsons Companies Inc.

Name of persons relying on exemption: Oxfam America

Address of persons relying on exemption: 77 N. Washington St., Suite 500, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Oxfam America does not beneficially own more than $5 million of Albertsons common stock and this notice is therefore being provided on a voluntary basis.

PROXY MEMORANDUM

TO: Albertsons Shareholders

RE: Proposal No. 5

DATE: July 29, 2025

CONTACT: Diana Kearney, Oxfam, at diana.kearney@oxfam.org

I	Resolved clause and supporting statement of the proposal

RESOLVED, shareholders request that the Albertsons Board of Directors (the “Board”) prepare a report, at reasonable cost and omitting confidential information, on Albertson’s human rights policy, including any human rights due diligence (“HRDD”) process to identify and address actual and potential adverse human rights impacts in its operations and supply chains.

Supporting Statement:

·	Albertsons does not have a formal standalone human rights policy to manage human rights risks. This stands in stark contrast to competitor supermarkets, which have such policies in place, making Albertsons an industry laggard.
·	Peer companies have been enhancing policies focused on mitigating human rights risks, while Albertsons has in fact been deleting publicly available information on its approach to human rights, leaving investors increasingly in the dark.
·	The few policies and practices that Albertsons publicly acknowledges it has in place to address human rights concerns are ineffective and incomplete; rather than embracing a standalone human rights policy that demonstrates a company-wide, comprehensive commitment to mitigating human rights risks at all points in the supply chain, the scattershot allusions of human rights are sprinkled across different policy statements rather than being mainstreamed throughout company procedures.
·	The lack of a comprehensive human rights policy is exposing Albertsons to reputational, legal, operational, and ultimately financial risks. This risk has already borne out, with the company paying out to settle lawsuits, enduring reputational harm at the hands of investigative journalists and media outlets, paying financial penalties imposed by the government, and rushed replacement of suppliers whose abuses it had missed.
·	We believe these human rights risks and accompanying financial harms are unlikely to decrease without meaningful commitment from Albertsons to addressing them.

II	Arguments in Favor of a "For" Vote

A.	Albertsons has not put in place effective policies to manage the human rights risks, and is decreasing information about its human rights approach while making errors in key areas

Albertsons does not currently disclose whether it has a human rights policy containing an HRDD process.

Unlike its competitors (see part D below), Albertsons has not published a human rights statement or policy. It has not clarified whether or how it conducts HRDD, a key risk management process for companies seeking to avoid costly human rights scandals. While competitors are increasing policies in place to safeguard against the risks of forced labor and other egregious abuses in supply chains, Albertsons stands out as reducing information on its approach to human rights. For instance, the company appears to have removed human rights content from its website, such as descriptions of how it analyzed risks such as human trafficking in its supply chains, identified and responded to its riskiest suppliers, and trained employees on human rights risks in supply chains.1

While Albertsons points to existing policies as sufficient to address human rights risks, they are far from comprehensive and have significant shortcomings that fall short of investor expectations. Albertsons has a Vendor Code of Conduct that requires suppliers to avoid a number of human rights abuses, with third party audits for Albertsons-branded goods from high-risk countries. Yet Albertsons does not disclose which third party audits it accepts, which countries it considers high risk, which commodities it considers high risk, and how many audits identified abuses that needed to be addressed. More importantly, this approach suggests that Albertsons does not conduct audits to ensure adherence to its Vendor Code of Conduct for non-Albertsons branded goods, potentially the majority of the products on its shelves. This minimal verification approach is significantly less robust than its competitors. Moreover, third party audits themselves are widely recognized as poor tools to identify egregious abuses – they are often paid for by the businesses audited, creating conflicts of interest; are commonly accused of including fabricated data; are frequently carried out in languages workers do not speak; and are often completed while managers are present, which undermines workers’ ability to speak freely and thus the audit’s capacity to identify risk.2 Indeed, serious abuses continue to be identified in Albertsons supply chains, even where third party audits have been required from suppliers (see part C).

We appreciate that Albertsons has a Responsible Seafood Policy,3 as the company recognized that seafood is a higher risk sector. However, Albertsons has not similarly developed policies for its other high risk supply chains. This stands in contrast to its competitors that have more comprehensive policies that cover all high-risk supply chains, making it more likely to identify human rights risks than policies that focus exclusively on a single product.

B.	Human rights policies and HRDD are effective risk management process, and failure to conduct effective HRDD has had negative financial impacts on businesses

Human rights violations present financial risks for companies over the short- and long-term alike. Companies like Albertsons that disregard or fail to adequately account for their human rights impacts face reputational, legal, and operational risks.

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1 The company had posted information about its approach in 2014 (see archived page: https://web.archive.org/web/20240805101403/https:/www.albertsonscompanies.com/our-impact/products/responsible-sourcing/default.aspx), which no longer appears as of 2024 (see https://www.albertsonscompanies.com/our-impact/products/responsible-sourcing/default.aspx).

2 Oxfam America, Fishy business: what next after the MSC Seafood Standard says it’s not a human rights solution?, Jan. 21, 2025, https://politicsofpoverty.oxfamamerica.org/fishy-business-what-next-after-the-msc-seafood-standard-says-its-not-a-human-rights-solution/.

3 We also note major limitations in Albertsons Responsible Seafood Policy. Albertsons last disclosed progress on its due diligence processes for seafood for 2020-21. Albertsons does not have requirements for WiFi on fishing vessels or limits to fishers’ continuous time at sea, despite other retailers increasingly requiring these on vessels. Albertsons’ claim that signing the Tuna Transparency Pledge supports worker wellbeing is inaccurate as the pledge focuses on addressing illegal fishing practices and not fair treatment of workers.

Failing to implement human rights standards can significantly harm a company’s stakeholder and community relations, creating costs through diverting staff to deal with community conflict, as well as opportunity costs.4 Research also shows how human rights policies can improve supplier relations and productivity, with positive financial outcomes5. More recent research outlines how stronger human rights performance minimizes legal risk: when companies face “greenwashing” lawsuits over human rights abuses in their supply chain, they can have these claims dismissed by demonstrating to the court that they publicly identified human rights risks, and identified what active steps they are taking to address those risks – even if those risks persist.6

Having human rights policies in place, including commitments to conduct HRDD, enables companies to mitigate these costly risks.7

C.	Albertsons is linked to a large number of human rights scandals, generating reputational, legal and ultimately financial risk for investors

In the last few years, the number of reported human rights concerns in Albertsons’ own operations and domestic supply chains has been startlingly high. These have not just been reported in local media outlets like the Denver Post,8 KPBS,9 Tracy News Today,10 and in sector-specific media, such as Seafood Source,11 but are being covered by national media including the New York Times12 and the New Yorker.13 This rise in public scandals over human rights abuses linked to Albertsons is highly concerning for the company’s reputation. These abuses have led to lawsuits, federal investigations and operational challenges.

Albertsons’ treatment of workers in its own stores and disregard for employees among domestic suppliers has raised repeated concerns. These include:

·	Analysis by KQED found that workers at a Safeway – one of the many supermarket “banners” of Albertsons Companies – facility in Tracy, California, faced the nation’s top injury rate in 2022, and the third highest in 2023, compared to other large general warehousing and storage establishments with more than 1,000 employees.[14] The Department of Industrial Relations and its California Division of Occupational Safety and Health cited Safeway $182,000 in proposed penalties for significant safety violations at the company’s warehouse in Tracy.[15]

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4 Dr. Başak Bağlayan, Ingrid Landau, Marisa McVey & Kebene Wodajo, Good Business: The Economic Case for Protecting Human Rights, (Dec. 2018) https://www.undp.org/sites/g/files/zskgke326/files/2024-04/4-%20Good-business-report%20-%20Case%20for%20protecting%20human%20rights.pdf.

5 Id.

6 Oxfam America, Human Rights Due Diligence (HRDD) Can Help Shield Companies from Legal Liability, April 30, 2025, https://politicsofpoverty.oxfamamerica.org/human-rights-due-diligence/.

7 The Investor Alliance for Human Rights notes “Companies have long engaged with the concept of due diligence through investigative processes that aim to identify financial risks associated with business transactions. Human rights due diligence is a continuation of those established risk management processes that takes the lens of risk to people, recognizing that where there are the most severe (i.e. salient) risks to human rights, there are material risks to business, including reputational harm, financial loss, and legal liabilities.” Investor Alliance for Human Rights, The Investor Case for mHRDD, https://investorsforhumanrights.org/sites/default/files/attachments/2020-04/The%20Investor%20Case%20for%20mHRDD%20-%20FINAL_0.pdf.

8 Sam Tabachink, “Safeway stops selling produce from Brighton farm under federal investigation,” The Denver Post, Oct. 13, 2023, https://www.denverpost.com/2023/10/13/safeway-produce-star-farms-federal-investigation/.

9 City News Service, “Albertsons to Pay $210,000 to Settle Discrimination Suit Based Out of La Mesa,” KPBS Public Media, June 2, 2020, https://www.kpbs.org/news/economy/2020/06/02/albertsons-to-pay-210000-to-settle-discrimination.

10 Tracy News Today, “Tracy Safeway warehouse’s injury rate among the highest in the country,” Jan. 27, 2025, https://tracynewstoday.com/tracy-safeway-warehouses-injury-rate-among-highest-in-the-country/#:~:text=In%202022%2C%20the%20facility%20faced,per%20100%20workers%20in%202022.

11 Chris Chase, “Albertsons drops High Liner products after supplier is implicated in forced labor expose,” Seafood Source, Oct. 11, 2023, https://www.seafoodsource.com/news/business-finance/albertsons-drops-high-liner-products-after-bombshell-labor-report-seafood-company-also-drops-implicated-supplier.

12 Hannah Dreier, “They’re Paid Billions to Root Out Child Labor in the U.S. Why Do They Fail?” The New York Times, Dec. 28, 2023, https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html. https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html

13 Ian Urbina, “The Uyghurs Forced to Process the World’s Fish, The New Yorker, Oct. 9, 2023, https://www.newyorker.com/news/news-desk/the-uyghurs-forced-to-process-the-worlds-fish. https://www.newyorker.com/news/news-desk/the-uyghurs-forced-to-process-the-worlds-fish

14 Farida Romero, “Safeway Warehouse Serving Bay Area is Among Riskiest for Workers,” Jan. 27, 2025, https://www.kqed.org/news/12022784/safeway-warehouse-serving-bay-area-among-riskiest-for-workers.

15 State of California Department of Industrial Relations, “Cal/OSHA finds Safeway exposed workers to hazardous conditions at its largest warehouse in Tracy,” Jan. 7, 2025, https://www.dir.ca.gov/DIRNews/2025/2025-02.html.

·	A discrimination lawsuit filed by the US Equal Employment Opportunity Commission stated that Albertsons violated federal laws by subjecting a class of Hispanic employees in San Diego to harassment and a hostile work environment through the implementation of a no-Spanish policy.[16] Albertsons agreed to pay $210,000 to settle the lawsuit.[17]
·	A New York Times investigation in 2023 highlighted the use of illegal child labor at Darigold, a milk producer that processes Safeway’s house brand Lucerne.[18]
·	The Denver Post reported that Albertsons supplier Star Farms repeatedly violated federal laws surrounding wages and treatment of its migrant workers. Following this reporting, Star Farms was subjected to a federal investigation,[19] leading to the operational disruption of Albertsons immediately dropping the producer from its chains.[20]
·	A U.S. Department of Labor investigation in 2024 found Albertsons supplier Humberto Castaneda violated numerous requirements under the H-2A temporary agricultural worker program, including housing workers in dilapidated trailers not up to code, not securing safe transportation, and paying workers below the promised rate on their contracts.[21]

The picture is similar in Albertsons’ global supply chains, where numerous investigations have highlighted abuses:

·	An Ocean Outlaw investigation in 2023 reported the illegal use of forced labor at multiple seafood processors sourcing to Albertsons, and the illegal use of North Korean labor at another supplier.[22] It further noted that at a squid jigger in Albertsons’ supply chain, “in a seven-month period, one crew member died and a second was disembarked for emergency medical treatment after suffering serious mistreatment and abuse while on board the vessel. Our report documents multiple indicators of forced labor among crew onboard the vessel: recruitment linked to debt, deceptive recruitment, enforced isolation, degrading living conditions, physical violence, wage withholding, the retention of personal identity documents and strong financial penalties for leaving employment.”[23] These abuses caused significant operational challenges, with Albertsons stopping its sourcing flounder and yellowtail sole from High Liner Foods, a major seafood supplier.[24]
·	An International Labor Rights Forum report alleged ongoing labor rights violations faced by 6,500 workers on Albertsons supplier Fyffes’ melon plantations in Honduras since 2016. Abuses detailed in the report include toxic chemical exposure, wage theft, union busting and poor working conditions made more unsafe amid the COVID-19 pandemic.[25]

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16 U.S. Equal Employment Opportunity Commission, “Albertsons to Pay $210,000 to Settle EEOC National Origin Discrimination Lawsuit,” June 2020, https://www.eeoc.gov/newsroom/albertsons-pay-210000-settle-eeoc-national-origin-discrimination-lawsuit.

17 Id.

18 Dreier, supra note 12.

19 Business and Human Rights Resource Centre, “Safeway stops selling produce from Brighton farm because of federal labor investigation,” https://www.bhrrc.org/tr/en-son-haberler/safeway-stops-selling-produce-from-brighton-farm-because-of-federal-labor-investigation/.

20 Id.

21 U.S. Department of Labor, “US Department of Labor recovers $31K in wages for 23 farmworkers after Sonoma County grower violated H-2A program requirements,” Sept. 18, 2024, https://www.dol.gov/newsroom/releases/whd/whd20240918-0.

22 The Outlaw Ocean Project, “Albertsons: Bait-to-Plate,” https://b2p.theoutlawocean.com/buyers/albertsons.

23 The Outlaw Ocean Project, “Albertsons (ACME, Safeway, Shaw’s Supermarket), https://www.theoutlawocean.com/investigations/china-the-superpower-of-seafood/discussion/stakeholders/albertsons-acme-safeway-shaws-supermarket/. https://www.theoutlawocean.com/investigations/china-the-superpower-of-seafood/discussion/stakeholders/albertsons-acme-safeway-shaws-supermarket/

24 Chase, supra note 11.

25 Business and Human Rights Resource Centre, “Honduras: 6,500 workers on Fyffes’ melon plantations report ongoing labor abuses, chemical exposure & union busting; inclu. company responses,” https://www.business-humanrights.org/en/latest-news/honduras-6500-workers-on-fyffes-melon-plantations-report-ongoing-labour-abuses-chemical-exposure-union-busting-incl-company-responses/.

·	Corporate Accountability Lab published a report in 2024 that highlighted forced labor and dangerous and abusive conditions at Avanti Frozen Foods, an Indian shrimp supplier to Albertsons private label. The abuses included gender-based violence and sexual harassment.[26]
·	Albertsons suppliers are facing lawsuits and sanction by the U.S. government over allegations of forced labor in their seafood supply chain. In early 2025, four Indonesian fishermen filed a lawsuit against Albertsons supplier, Bumble Bee Foods, alleging forced labor on vessels that are part of Bumble Bee Foods’ “trusted fleet” of longline tuna fishing vessels.[27] In addition, the U.S. Customs and Border Protection issued its latest “Withhold and Release Order” against the fishing vessel Zhen Fa 7,[28] part of Safeway’s supply chain.[29]

D.	Competitors are increasing their human rights efforts, leaving Albertsons as industry laggard

While Albertsons appears to be decreasing its publicly available information on its approach to human rights, as mentioned above, its competitors have been embracing human rights policies and HRDD. For instance,

·	Ahold Delhaize publishes a regular human rights report,[30] which includes progress on its HRDD roadmap, plans to address its salient human rights impacts, and use of its grievance mechanisms.
·	Costco published a Human Rights Statement in 2023,[31] while its 2024 Sustainability Report outlines its salient human rights risks, describes plans to address them, and announces an upcoming Human Rights and Environmental Impact Assessment in Brazil.[32]
·	Kroger not only has a human rights policy and has committed to HRDD[33], but it has carried out and published two HRIAs in high-risk sectors.
·	Target has published a Human Rights Statement, and in 2022 it created a Responsible Sourcing and Sustainability Human Rights Strategy to strengthen human rights due diligence in its supply chains in response to salient human rights issues identified in its human rights impact assessments.[34]
·	Another large supermarket retailer has published a human rights statement and identified its salient issues, and is in the process of completing human rights impact assessments in two supply chains to supplement its view of risks and impacts.[35]

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26 Corporate Accountability Lab, “Hidden Harvest: “Human Rights and Environmental Abuses in India’s Shrimp Industry,” May 2024, https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/662fdc4aebe0a96a43f7e29e/1714412623492/Hidden+Harvest.pdf.

27 Cohen Milstein, Bumble Bee Foods Longline Fishing TVPRA Litigation, https://www.cohenmilstein.com/case-study/bumble-bee-foods-longline-fishing-tvpra-litigation/. https://www.cohenmilstein.com/case-study/bumble-bee-foods-longline-fishing-tvpra-litigation/

28 U.S. Customs and Border Protection, “CBP issues Withhold Release Order on Zhen Fa 7,” May 28, 2025, https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-zhen-fa-7.

29 The Outlaw Ocean Project, Zhen Fa 7: Vessels: Bait-to-Plate, https://b2p.theoutlawocean.com/vessels/zhen-fa-7.

30 Ahold Delhaize, Human Rights Report 2024, June 2024, https://www.aholddelhaize.com/media/jegpruu0/ahold-delhaize-human-rights-report-2024.pdf.

31 Costco, Human Rights Statement, 2025, https://mobilecontent.costco.com/staging/resource/img/25w03130/25w03130_sustainability_HumanRightsStatement.pdf.

32 Costco, Sustainability Commitment 2024, https://mobilecontent.costco.com/staging/resource/img/25w03130/Costco_Consolidated_2024_v01.pdf.

33 Kroger. (2021). Commitment to Respect Human Rights. https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Progress-Update-Policy-Feb-2022.pdf

34 Target, Responsible Sourcing and Sustainability Human Rights Strategy, https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights.

35 Walmart, Human Rights, Oct. 2024, https://corporate.walmart.com/purpose/esgreport/social/human-rights.

·	Research has shown that while Walmart, Costco, Ahold Delhaize, Whole Foods and Kroger improved key elements of their human rights policies between 2018 and 2020, Albertsons was the only supermarket whose score worsened.[36]

Though there is considerable diversity between its competitors’ efforts, it is clear that Albertsons now lags those competitors.

We urge shareholders to vote “For” Proposal 5 to help reduce Albertsons’ risks related to human rights.

For questions, please contact Diana Kearney, Oxfam, at diana.kearney@oxfam.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Oxfam America is not able to vote your proxies, nor does this communication contemplate such an event. Oxfam America urges shareholders to vote for Proposal 5 following the instructions provided in the company’s proxy statement.

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36 Oxfam, Behind the Barcodes, https://www.oxfamamerica.org/explore/issues/humanitarian-response-and-leaders/hunger-and-famine/behind-the-barcodes/.